Contact

www.linkedin.com/in/ronakv
(LinkedIn)
www.vyasregroup.com (Company)

Top Skills

Marketing Strategy
Contract Negotiation
Real Estate Transactions

Languages

Gujarati

Certifications

Negotiation Foundations
Entrepreneurship: Raising Startup Capital
Finance Foundations
Pitching to Investors
Entrepreneurship Foundations

Ronak Vyas, MBA

CEO and CoFounder at MedCoShare
Philadelphia, Pennsylvania, United States

Summary

Ronak Vyas is the CEO and CoFounder of MedCoShare, Philadelphia's 1st healthcare coworking space. MedCoShare provides flexible office solutions to health and wellness practitioners by providing exam rooms to rent part-time or full-time. Members can also choose to rent one or multiple rooms based on their specific needs. The first location is in the Fishtown neighborhood of Philadelphia and the second location is in Marlton, New Jersey. We've recently opened a 3rd location in King of Prussia, PA. In addition, we offer premium services to private practices such as being able to utilize one of our medical assistants on an hourly basis, help with billing & scheduling, and marketing to patients.

www.medcoshare.com

In the News:
- https://www.bizjournals.com/philadelphia/news/2023/05/25/medcoshare-opening-king-of-prussia-ronak-vyas.html
- https://www.inquirer.com/business/health/medical-offices-philadelphia-startup-medcoshare-appointments-coworking-ama-20200805.html
- https://www.phillymag.com/healthcare-news/2020/10/13/medcoshare-medical-coworking-philly/

Experience

MedCoShare
CEO and CoFounder
January 2020 - Present (5 years 4 months)
Philadelphia, Pennsylvania, United States

MedCoshare, is the first healthcare co-sharing space in Philadelphia. We provide flexible office solutions to healthcare practitioners with no fit-out costs or long-term leases required. Our 2nd location is opening in Marlton, New Jersey in Q1 2022.

Vyas Real Estate Group

Managing Partner

June 2016 - Present (8 years 11 months)

Greater Philadelphia Area

Vyas Real Estate Group focuses on serving the real estate needs of commercial investors in Philadelphia and surrounding counties. We specialize in the acquisition and disposition of commercial real estate assets.

KW Commercial

Associate Director

August 2012 - August 2015 (3 years 1 month)

Philadelphia

- Networked with other commercial real estate professionals including investors, developers, lenders, brokers, appraisers, property management companies, owners, etc.
- Consult clients on development opportunities by doing due diligence, zoning, pro formas, site selection
- Tenant, Buyer, and Seller Representation for commercial real estate
- Managed junior agents as well as three interns
- Conduct feasibility and market studies for clients

Shreeram Enterprises

Managing Director

June 2002 - May 2012 (10 years)

Central Pa

- Evaluate business opportunities using a combination of feasibility studies and investment analysis
- Review and negotiate contracts with buyers, sellers, and 3rd party participants
- Manage portfolio of commercial real estate properties with revenue exceeding $1M per year
- Responsible for leading staff of full-time employees, part-time workers, and contractors
- Manage payroll and accounting functions for all the properties
- Develop marketing strategies and campaigns to attract new customers/ tenants
- Manage property operations including design, renovations, landscaping, HVAC, maintenance, etc.
- Liaison with banks regarding refinancing and/or loan approvals
- Run reports regarding occupancy, ADR, revenue and expenses

● Maintain relationships with customers, reconcile accounts, and resolving tenant complaints

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Education

Temple University - Fox School of Business and Management
MBA, Strategic Management · (2011 - 2015)

University of Pittsburgh
Bachelor of Science, Information Science · (1998 - 2002)